SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated September 5, 2019, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, the following information:

1. Net Result	In thousands of ARS
	06/30/19	06/30/18
Net Result	(18,137,721)	14,237,383
Loss attributable to:
Controlling company’s shareholders	(18,032,555)	13,730,576
Non-controlling interest	(105,166)	506,807

2. Shareholders’ Equity	In thousands of ARS
	06/30/19	06/30/18
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock and treasury shares	2,334,451	2,334,451
Additional paid in capital	6,758,921	6,758,921
Legal reserve	93,435	93,435
Reserve for future dividends	22,643,548	-
Reserve Resolution CNV 609/12	6,459,273	6,459,273
Special reserve	29,469,617	5,391,751
Changes in non controlling interest	(85,694)	(47,271)
Retained earnings	(29,364,419)	36,090,550
Total attributable to controlling company’s shareholders	38,435,146	57,207,124
Non-controlling interest	2,177,752	2,244,444
Total Shareholders’ Equity	40,612,898	59,451,568

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050  divided into 126,014,050 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is IRSA Inversiones y Representaciones S.A. with 103,775,448 shares, accounting for 82.35% of the issued capital stock. The remaining 17.65% is floating in the market.

Below are the highlights for the period ended June 30, 2019:

➢
Net result for FY 2019 registered a loss of ARS 18,138 million compared to a gain of ARS 14,237 million in FY18. This is mainly explained by lower results from changes in fair value of investment properties during this period.

➢
The Company’s Adjusted EBITDA for FY19 reached ARS 5,266 million, decreasing in real terms by 12.9% compared to FY18. Adjusted EBITDA for Shopping Malls decreased by 15.3% while Adjusted EBITDA for Office segment increased by 96.8%.

➢
Our  same Shopping Malls Sales grew by 28.6% in nominal terms (-13.0% in real terms) in FY 2019 compared to FY2018 and the portfolio’s occupancy rate reached 94.7%.

➢
On May 2019, we opened with full occupancy the “Zetta” office building in the “Polo Dot” commercial complex located in the North Area of Buenos Aires City.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: September 5, 2019